EXHIBIT 99.1

B2Gold Announces Voting Results from its 2024 Annual General and Special Meeting

VANCOUVER, British Columbia, June 21, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on Thursday, June 20, 2024. A total of 845,972,994 common shares were voted at the Meeting, representing 64.75% of the votes attached to all outstanding common shares.

Shareholders voted overwhelmingly in favour of all items of business before the Meeting. The eight director nominees listed in B2Gold’s Management Information Circular (the “Circular”) dated May 8, 2024, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote for each director are set out below:

Name	Total Votes in Favour	Total Votes Withheld
Kevin Bullock	772,703,200	9,087,387
Kelvin Dushnisky	681,885,576	99,905,010
Clive Johnson	748,414,975	33,375,611
Liane Kelly	769,260,584	12,530,002
Jerry Korpan	750,803,133	30,987,453
Thabile Makgala	776,162,131	5,628,452
Lisa Pankratz	773,279,348	8,511,239
Robin Weisman	774,696,968	7,093,618

The resolutions to appoint PricewaterhouseCoopers LLP as auditor of the Company and to approve certain matters relating to the Company’s Stock Option Plan were approved with 97.20% and 95.92%, respectively, of votes cast in favour.

The resolution regarding the Advisory Vote on the Company’s approach to Executive Compensation was approved with 96.47% of votes cast in favour.

A report on all items of business voted on at the Meeting will be filed on Sedar+ at www.sedarplus.com.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com